Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161937
PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 15, 2009)

10,000,000 Shares

MAGNUM HUNTER RESOURCES CORPORATION

Common Stock

This prospectus supplement relates to the issuance and sale of up to 10,000,000 shares of our common stock from time to time through McNicoll, Lewis & Vlac LLC (“MLV”), as our non-exclusive sales manager.  These sales, if any, will be made in accordance with the terms of a sales agreement between MLV and us.  A form of such sales agreement has been filed as an exhibit to our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on June 23, 2010.  You should read this prospectus supplement, particularly the “Risk Factors” beginning on page [x] of this prospectus supplement, and the prospectus filed with our registration statement on Form S-3 (registration file no. 333-161937), carefully before you invest.  We also encourage you to read the documents to which we have referred you in the “Where You Can Find More Information” section of this prospectus supplement for information on us and for our financial statements.

Our common stock is listed on the NYSE Amex under the symbol “MHR.”  Sales of shares of our common stock, if any, by MLV will be made in privately negotiated transactions or in any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange.  MLV will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between MLV and us.  On June 22, 2010, the last reported sales price of our common stock on the NYSE Amex was $4.40 per share.

The compensation to MLV for sales of common stock through “at the market” sales will be an amount ranging from 2% to 5% of the gross proceeds from the sale of the common stock. The net proceeds from any sales under this prospectus supplement will be used as described under “Use of Proceeds” in this prospectus supplement.  In connection with the sale of common stock on our behalf, MLV is an “underwriter” within the meaning of the Securities Act, and the compensation of the sales manger constitutes underwriting commissions.  We have agreed to provide indemnification and contribution to MLV against certain liabilities, including liabilities under the Securities Act.

Investing in our common stock involves risks.  Risks associated with any investment in our common stock is described in “Risk Factors” beginning on page 5 of this prospectus supplement and in certain of our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2010.

TABLE OF CONTENTS

About this Prospectus Supplement	3

Our Company	4

Risk Factors	5

Description of Capital Stock	19

Cautionary Statement Concerning Forward-Looking Information	20

Where You Can Find More Information	20

Incorporation by Reference	21

Use of Proceeds	21

Plan of Distribution	22

Commission Position on Indemnification for Securities Act Liabilities	22

Legal Matters	23

Experts	23

The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading "Where You Can Find More Information." All references to "Magnum Hunter," "the Company," "we," "our," "us" and similar terms refer to Magnum Hunter Resources Corporation and its subsidiaries unless otherwise stated or the context otherwise requires.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  This prospectus may only be used where it is legal to sell the offered securities.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.  You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission.  Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering, including the plan of distribution pursuant to the sales agreement with MLV. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information. The accompanying prospectus was filed with our registration statement on Form S-3 (registration file no. 333-161937) with the Securities and Exchange Commission (the “SEC”) as part of a shelf registration process. Under the shelf registration process, we may offer to sell debt securities, common stock, preferred stock and warrants, from time to time in one or more offerings, up to a total dollar amount of $100,000,000.  Generally, when we refer to this prospectus, we are referring to both parts of this document combined.  This prospectus provides you with a general description of the offered securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information.”

We urge you to carefully read this prospectus supplement, the information incorporated by reference, the accompanying prospectus and any free writing prospectus distributed by us before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may add, update or change information contained in the accompanying prospectus.  To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement, contained, or incorporated by reference, in the accompanying prospectus or contained in any free writing prospectus we have distributed in connection with this offering.  We have not authorized anyone to provide you with different information.  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus.  You should not rely on any unauthorized information or representation.  This prospectus supplement is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so.  You should assume that the information in this prospectus supplement, the accompanying prospectus and any free writing prospectus distributed by us is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any free writing prospectus or any sale of a security.

We are not making any representation to you regarding the legality of an investment in common stock by you under applicable law. You should consult with your own legal advisors as to the legal, tax, business, financial and related aspects of a purchase of the common stock.

Information contained on or accessible through our website does not constitute part of this prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “Magnum Hunter,” “Company,” “we,” “us,” and “our” or similar references refer to Magnum Hunter Resources Corporation and its subsidiaries.

OUR COMPANY

We are an independent oil and gas company engaged in the acquisition, development and production of oil and natural gas, primarily in West Virginia, North Dakota, Texas and Louisiana.  The Company is presently active in three of the most prolific shale resource plays in the United States, including the Marcellus Shale, Eagle Ford Shale and Williston Basin / Bakken Shale.  The Company is a Delaware corporation and was incorporated in 1997.  In 2005, the Company began oil and gas operations under the name Petro Resources Corporation.  In May of 2009, the Company restructured its management team and refocused its business strategy, and in July of 2009, changed its name to Magnum Hunter Resources Corporation.  The restructured management team includes Gary C. Evans, former Founder, Chairman and Chief Executive Officer of Magnum Hunter Resources, Inc.,1  as Chairman and Chief Executive Officer, Ronald D. Ormand as Executive Vice President and Chief Financial Officer, H.C. “Kip” Ferguson as Executive Vice President of Exploration and M. Bradley Davis as Senior Vice President of Capital Markets.  Our management has implemented a new business strategy consisting of exploiting our inventory of lower-risk drilling locations and the acquisition of long-lived proved reserves with significant exploitation and development opportunities.  As a result of this new strategy, the Company has substantially increased its assets and production through three acquisitions and ongoing development efforts, the percentage of operated properties has increased significantly, its inventory of acreage and drilling locations in resource plays have grown and its management team has been expanded.

At December 31, 2009, our estimated proved reserves of 6.2 MMboe were approximately 75% oil, had a standardized measure of $47.4 million and an SEC PV-10 value of $65.6 million.  This represents a 97% increase in proved reserves from the level at year ended 2008.  Our average daily production volumes for 2009 were 703 Boepd, which represents a 22% increase from those levels experienced in 2008.  Our average daily production volumes were approximately 900 Boe per day at December 31, 2009.

Our executive offices are located at 777 Post Oak Blvd., Suite 910, Houston, Texas 77056, and our telephone number is (832) 369-6986.  Our web site is www.MagnumHunterResources.com.  Additional information which may be obtained through our web site does not constitute part of this prospectus.  Copies of the Company’s Annual Report on Form 10-K, as amended by Forms 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are located at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549.  Information on the operation of the SEC’s Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

__________________________
1 Magnum Hunter Resources, Inc. was a NYSE-listed oil and gas exploration and production company, unrelated to the Company, that was acquired by Cimarex Energy Corporation in June 2005.

RISK FACTORS

An investment in our securities involves many risks. You should carefully consider the following risks and all of the other information contained in this prospectus before making an investment decision. Additional risks related to us and our securities may be included in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In evaluating our company, the factors described below should be considered carefully. The occurrence of one or more of these events could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock,

Since being listed on the NYSE Amex (formerly, the American Stock Exchange) in August of 2006, the price of our common stock has fluctuated substantially and may fluctuate substantially in the future.

Since being listed on the NYSE Amex (formerly, the American Stock Exchange), the price of our common stock has fluctuated substantially.  From August 30, 2006 to June 21, 2010, the trading price at the close of the market of our common stock ranged from a low of $0.20 per share to a high of $5.22 per share.  We expect our common stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control.  These factors include:

•	changes in oil and natural gas prices;
•	variations in quarterly drilling, recompletions, acquisitions, and operating results;
•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;
•	additions or departures of key personnel;
•	the level of our overall indebtedness;
•	future issuances of our stock; and
•	the other risks and uncertainties described in this “Risk Factors” section and elsewhere in this prospectus.

We may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.  Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock when you want or at attractive prices.

The market for our common stock is limited and may not provide investors with either liquidity or a market based valuation of our common stock.

Our common stock is traded on the NYSE Amex (formerly known as the American Stock Exchange) stock exchange market under the symbol “MHR.” On June 22, 2010, the last reported sale price of our common stock on the NYSE Amex was $4.40 per share.  The present volume of trading in our common stock may not provide investors sufficient liquidity in the event they wish to sell their shares of common stock.  There can be no assurance that an active market for our common stock will be available for trading in large volumes.  In addition, the stock market in general, and early stage public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  If we are unable to further develop an active market for our common stock, you may not be able to sell our common stock at prices you consider to be fair or at times that are convenient for you, or at all.

We will likely issue additional common stock in the future, which would dilute our existing stockholders.

In the future we may issue up to our previously authorized and unissued securities, including shares of our common stock or securities convertible into or exchangeable for our common stock, resulting in the dilution of the ownership interests of our stockholders. We are authorized under our amended and restated certificate of incorporation to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with such designations, preferences, and rights as may be determined by our board of directors.  As of June 21, 2010, there were 68,494,901 shares of our common stock issued and outstanding, there were no shares of our Series A Preferred Stock issued and outstanding, there were no shares of our Series B Preferred Stock issued and outstanding and there were 552,769 shares of our non-convertible Series C Preferred Stock issued and outstanding.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued in the future.  We may also issue additional shares of our common stock or securities convertible into or exchangeable for our common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes.  Future issuances of our common stock, or the perception that such issuances could occur, could have a material adverse effect on the price of our common stock at any given time.

In addition to the offering of our common stock through MLV to which this prospectus supplement relates, we are engaged in the issuance and sale of our common stock  from time to time through Wm. Smith & Co., as our sales manager pursuant to an “At The Market” sales agreement between the Company and Wm. Smith & Co. Sales of shares of our common stock, if any, by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange. We may also enter into additional “At The Market” sales agreements for our common stock with other sales managers from time to time.

We may issue additional Series C Preferred Stock in the future, which could dilute our existing holders of our outstanding Series C Preferred Stock.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued in the future. In addition, we may also issue additional shares of our Series C Preferred Stock in connection with future acquisitions, future private placements of our securities for working capital purposes or for other business purposes.

Additionally, we are engaged in the issuance and sale of up to $9,626,250 or approximately 385,050 shares (at $25.00 face value per share) of our Series C Preferred Stock from time to time through Wm. Smith & Co., as our sales manager pursuant to an “At The Market” sales agreement between the Company and Wm. Smith & Co. As of June 21, 2010, we have sold approximately 337,819 shares pursuant to this agreement. Sales of shares of our Series C Preferred Stock, if any, by Wm. Smith & Co. will be made in privately negotiated transactions or in any method permitted by law deemed to be an “At The Market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE Amex or sales made through a market maker other than on an exchange. We may also enter into additional “At The Market” sales agreements for our Series C Preferred Stock with other sales managers from time to time, including MLV.
Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities.  In addition, our Senior Credit Facility limits the payment of dividends without the prior written consent of the lenders.  Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment, which may not occur.

We are able to issue shares of preferred stock with greater liquidation and preference rights than our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our common shareholders.  Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights.  If we issue additional preferred stock, it may adversely affect the market price of our common stock.

Our assets are subject to liquidation preferences in favor of the holders of our Series C Preferred Stock, which will impact the rights of holders of our common stock if we liquidate.

On December 14, 2009, we issued and sold 214,950 shares of our Series C Preferred Stock. We have also issued and sold additional shares of Series C Preferred Stock pursuant to the “At The Market” sales agreement with Wm. Smith & Co. relating to the Series C Preferred Stock. Under the Certificate of Designations of the Series C Preferred Stock, holders of the Series C Preferred Stock are entitled to receive the repayment of their original investment, together with any accrued but unpaid dividends, before any payment is made to holders of our common stock.

In addition to the ongoing “At The Market” offerings of shares of our common stock and our Series C Preferred Stock described above, we may also seek to raise additional capital through the issuance of debt securities, preferred stock or other securities, and the holders of such securities may also have rights and preferences that are effectively senior to those of the holders of our common stock. The holders of our common stock might therefore receive nothing in liquidation, or receive much less than they would if there were no Series C or other Preferred Stock or other senior securities outstanding.

Our outstanding Warrants which are exercisable into our common stock, may be exercised, which would dilute our existing common stockholders.

We have warrants outstanding that are exercisable for approximately 2.4 million shares of our common stock, which expire at various times hereafter through 2012. Any such exercise will be dilutive to our existing shareholders.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock and securities convertible into, or exchangeable for, shares of our common stock in the public markets and the issuance of shares of common stock and securities convertible into, or exchangeable for, shares of our common stock in future acquisitions.

Sales of a substantial number of shares of our common stock by us or by other parties in the public market, or the perception that such sales may occur, could cause the market price of our common stock to decline. In addition, the sale of such shares in the public market could impair our ability to raise capital through the sale of common stock, or securities convertible into or exercisable for, shares of common stock.

In addition, in the future, we may issue shares of our common stock and securities convertible into, or exchangeable for, shares of our common stock in furtherance of our acquisitions and development of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of the shares of common stock, depending on market conditions at the time of such an event, the price we pay, the value of the assets or business acquired and our success in exploiting the properties or integrating the businesses we acquire and other factors.

Our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, our Chairman and other executive officers, who collectively beneficially own more than 15% of the fully diluted outstanding shares of our common stock as of June 21, 2010.

 Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying or preventing a change of control of us and changes in our management. These provisions include the following:

•	the ability of our board of directors to issue shares of our common stock and preferred stock without stockholder approval;

•	the ability of our board of directors to make, alter, or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice of director nominations to our board of directors and for proposing other matters to be acted upon at stockholder meetings;

•	the prohibition on stockholders taking action by written consent;

•	requiring that special meetings of stockholders be called only by our Chairman, by a majority of our board of directors, by our Chief Executive Officer or by our President; and

•	allowing our directors, and not our stockholders, to fill vacancies on the board of directors, including vacancies resulting from removal or enlargement of the board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

As of June 21, 2010, our board of directors and our other executive officers collectively owned approximately 18% of the outstanding shares of our common stock. Although this is not a majority of our outstanding common stock, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring stockholder approval, including the election and removal of directors, any proposed merger, consolidation, or sale of all or substantially all of our assets and other corporate transactions.

The provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law, and the concentrated ownership of our common stock by our Chairman and other executive officers, could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

As of June 21, 2010 our outstanding indebtedness was approximately $64 million. Our substantial debt could have important adverse consequences for holders of our common stock, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our credit agreements;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, and other general corporate purposes may be impaired;

•	a significant portion of our cash flow is committed to payments on our indebtedness, which will reduce the funds available to us for other purposes, such as future capital expenditures;

•
we are more vulnerable to price fluctuations and to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited; and

•	our ability to capitalize on business opportunities, and to react to competitive pressures, as compared to others in our industry, may be limited.

Risks Related to Our Business

Future economic conditions in the U.S. and global markets may have a material adverse impact on our business and financial condition that we currently cannot predict.

The U.S. and other world economies are slowly recovering from the “Great Recession” which began in 2008 and has extended into 2009 and 2010. While economic growth has resumed, it remains modest and the timing of an economic recovery is uncertain. There are likely to be significant long-term effects resulting from the recession and credit market crisis, including a future global economic growth rate that is slower than what was experienced in recent years. Unemployment rates remain very high and businesses and consumer confidence levels have not yet fully recovered to pre-recession levels. In addition, more volatility may occur before a sustainable, yet lower, growth rate is achieved. Global economic growth drives demand for energy from all sources, including for oil and natural gas. A lower future economic growth rate will result in decreased demand for our crude oil and natural gas production as well as lower commodity prices, which will reduce our cash flows from operations and our profitability.

Volatility in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities, and therefore their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been extremely volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our daily production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the current uncertainty in the global economy;

•	changes in global supply and demand for oil and natural gas;

•	the condition of the U.S. and global economy;

•	the actions of certain foreign countries;

•	the price and quantity of imports of foreign oil and natural gas (LNG);

•	political conditions, including embargoes, war or civil unrest in or affecting other oil producing activities of certain countries;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	production or pricing decisions made by the Organization of Petroleum Exporting Countries (“OPEC”);

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically in the future. The higher operating costs associated with many of our oil fields will make our profitability more sensitive to oil price declines. A sustained decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

We have limited experience in drilling wells to the Eagle Ford Shale, Marcellus Shale, and Bakken Shale and limited information regarding reserves and decline rates in the Eagle Ford Shale, Marcellus Shale and Bakken Shale. Wells drilled to the Eagle Ford Shale, Marcellus Shale and Bakken Shale are more expensive and more susceptible to mechanical problems in drilling and completion techniques than wells in the other conventional areas.

We have limited experience in the drilling and completion of Eagle Ford Shale, Marcellus Shale and Bakken Shale wells. As of December 31, 2009, the management members who joined the Company via the Triad acquisition have drilled 33 gross vertical wells and 30 net vertical wells to the Marcellus Shale. We have limited horizontal drilling and completion experience in the Eagle Ford Shale and Bakken Shale. Other operators in the Eagle Ford, Marcellus Shale and Bakken Shale plays may have significantly more experience in the drilling and completion of these wells, including the drilling and completion of horizontal wells. In addition, we have limited information with respect to the ultimate recoverable reserves and production decline rates. The wells drilled in the Eagle Ford Shale, Marcellus Shale and Bakken Shale are primarily horizontal and require more stimulation, which makes them more expensive to drill and complete. The wells will also be more susceptible to mechanical problems associated with the drilling and completion of the wells, such as casing collapse and lost equipment in the wellbore due to the length of the lateral portions of these unconventional wells. The fracturing of these shale formations will be more extensive and complicated than fracturing other geological formations in our other areas of operation.

If our access to oil and gas markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our mineral leases. Our ability to sell natural gas and/or receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints.

 Market conditions or the restriction in the availability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. Our productive properties may be located in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on our ability to sell our oil or natural gas may have several adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended time, possibly causing us to lose a lease due to lack of production.

If drilling in the Eagle Ford Shale, Marcellus Shale and Bakken Shale areas proves to be successful, the amount of oil and natural gas being produced by us and others could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for the Eagle Ford Shale, Marcellus Shale and Bakken Shale areas may not occur for lack of financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project for these specific regions, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in President Obama’s 2011 budget proposal released by the White House on February 1, 2010, is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to:

•	the repeal of the percentage depletion allowance for oil and gas properties;

•	the elimination of current deductions for intangible drilling and development costs;

•	the elimination of the deduction for certain U.S. production activities; and

•
an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal, the Senate bill, or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operations.

We depend on a relatively small number of purchasers for a substantial portion of our revenue. The inability of one or more of our purchasers to meet their obligations may adversely affect our financial results.

We derive a significant amount of our revenue from a relatively small number of purchasers. Our inability to continue to provide services to key customers, if not offset by additional sales to our other customers, could adversely affect our financial condition and results of operations. These companies may not provide the same level of our revenue in the future for a variety of reasons, including their lack of funding, a strategic shift on their part in moving to different geographic areas in which we do not operate or our failure to meet their performance criteria. The loss of all or a significant part of this revenue would adversely affect our financial condition and results of operations.

Our results of operations and cash flow may be adversely affected by risks associated with our oil and gas financial derivative activities, and our oil and gas financial derivative activities may limit potential gains.

We have entered into, and we expect to enter into in the future, oil and gas financial derivative arrangements corresponding to a significant portion of our oil and natural gas production. Many derivative instruments that we employ require us to make cash payments to the extent the applicable index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in oil and natural gas prices. During the twelve months ended December 31, 2009, we incurred realized gains of $5.4 million from our financial derivatives.

If our actual production and sales for any period are less than the corresponding volume of derivative contracts for that period (including reductions in production due to operational delays), or if we are unable to perform our activities as planned, we might be forced to satisfy all or a portion of our derivative obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. In addition, our oil and gas financial derivative activities can result in substantial losses. Such losses could occur under various circumstances, including any circumstance in which a counterparty does not perform its obligations under the applicable derivative arrangement, the arrangement is imperfect or our derivative policies and procedures are not followed or do not work as planned. Under the terms of our senior credit facility with Bank of Montreal, the percentage of our total production volumes with respect to which we will be allowed to enter into derivative contracts is limited, and we therefore retain the risk of a price decrease for our remaining production volume.

If oil and natural gas prices decline, we may be required to take write-downs of the carrying values of our oil and natural gas properties, potentially triggering earlier-than-anticipated repayments of any outstanding debt obligations and negatively impacting the trading value of our securities.

There is a risk that we will be required to write down the carrying value of our oil and gas properties, which would reduce our earnings and stockholders’ equity. We account for our natural gas and crude oil exploration and development activities using the successful efforts method of accounting. Under this method, costs of productive exploratory wells, developmental dry holes and productive wells and undeveloped leases are capitalized. Oil and gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The capitalized costs of our oil and gas properties may not exceed the estimated future net cash flows from our properties. If capitalized costs exceed future cash flows, we write down the costs of the properties to our estimate of fair market value. Any such charge will not affect our cash flow from operating activities, but will reduce our earnings and stockholders’ equity.

Write downs could occur if oil and gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our drilling results. Because our properties currently serve, and will likely continue to serve, as collateral for advances under our existing and future credit facilities, a write-down in the carrying values of our properties could require us to repay debt earlier than we would otherwise be required. It is likely that the cumulative effect of a write-down could also negatively impact the value of our securities, including our common stock.

The application of the successful efforts method of accounting requires managerial judgment to determine the proper classification of wells designated as developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive but may actually deliver oil and gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. Wells are drilled that have targeted geologic structures that are both developmental and exploratory in nature, and an allocation of costs is required to properly account for the results. The evaluation of oil and gas leasehold acquisition costs requires judgment to estimate the fair value of these costs with reference to drilling activity in a given area.

We review our oil and gas properties for impairment annually or whenever events and circumstances indicate a decline in the recoverability of their carrying value. Once incurred, a write down of oil and gas properties is not reversible at a later date even if gas or oil prices subsequently increase. Given the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that would require us to record an impairment of the book values associated with oil and gas properties.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.  Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves. Our costs of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures could be materially and adversely affected by any factor that may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	unusual or unexpected geological formations;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment malfunctions, failures or accidents;

•	unexpected operational events and drilling conditions;

•	pipe or cement failures;

•	casing collapses;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	uncontrollable flows of oil, natural gas and fluids;

•	fires and natural disasters;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	oil and natural gas property title problems; and

•	market limitations for oil and natural gas.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and profitability.

Our proved reserves and related PV-10 as of December 31, 2009 have been reported under new SEC rules that went into effect on January 1, 2010. The estimates provided in accordance with the new SEC rules may change materially as a result of interpretive guidance that may be subsequently released by the SEC.

We have included in our Annual Report on Form 10-K for the year ended December 31, 2009, certain estimates of our proved reserves and related PV-10 at December 31, 2009 as prepared consistent with our independent reserve engineers’ interpretations of the new SEC rules relating to disclosures of estimated natural gas and oil reserves. These new rules are effective for fiscal years ending on or after December 31, 2009. These newly adopted rules will require SEC reporting companies to prepare their reserve estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. The SEC has not specifically reviewed our reserve estimates under the new rules and has released only limited interpretive guidance regarding reporting of reserve estimates under the new rules. Accordingly, while the estimates of our proved reserves and related PV-10 at December 31, 2009 included in our Annual Report on Form 10-K  have been prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the new SEC rules, those estimates could ultimately differ materially from any estimates we might prepare applying more specific SEC interpretive guidance.

We may be limited in our ability to book additional proved undeveloped reserves under the new SEC rules.

Another impact of the new SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program on our undeveloped properties.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Estimates of oil and natural gas reserves are inherently imprecise. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves. To prepare our estimates, we must project production rates and the timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds for capital expenditures.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development activities, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Our prospects are in various stages of evaluation. There is no way to predict with certainty in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable, particularly in light of the current economic environment. The use of seismic data and other technologies, and the study of producing fields in the same area, will not enable us to know conclusively before drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercially viable quantities. Moreover, the analogies we draw from available data from other wells, more fully explored prospects or producing fields may not be applicable to our drilling prospects.

We cannot control activities on properties that we do not operate and are unable to control their proper operation and profitability.

We do not operate all of the properties in which we own an ownership interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these non-operated properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production, revenues and reserves. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including the operator’s:

•	nature and timing of drilling and operational activities;

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	the approval of other participants in drilling wells; and

•	selection of suitable technology.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending on reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations.

Our future acquisitions may yield revenue or production that varies significantly from our projections.

In acquiring producing properties, we will assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact, and their accuracy is inherently uncertain. Our review of a subject property in connection with our acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well or retain a third-party consultant. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our oil and natural gas reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for, and development, production and acquisition of, oil and natural gas reserves. To date, we have financed capital expenditures primarily with proceeds from bank borrowings, cash generated by operations and preferred and common stock equity offerings. We intend to finance our capital expenditures with the sale of equity, asset sales, cash flow from operations and current and new financing arrangements with our banks. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	our proved reserves;

•	the amount of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

If our revenues decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may need to seek additional financing in the future. In addition, we may not be able to obtain debt or equity financing on terms favorable to us, or at all, depending on market conditions. The failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our oil and natural gas reserves. Also, our credit facility contains covenants that restrict our ability to, among other things, materially change our business, approve and distribute dividends, enter into certain transactions with affiliates, create or acquire additional subsidiaries, incur indebtedness, sell assets, make loans to others, make investments, enter into mergers, incur liens, and enter into agreements regarding swap and other derivative transactions.

Restrictive covenants in our senior credit facility may restrict our ability to pursue our business strategies.

The Restated Credit Agreement with our lenders contains certain negative covenants that among other things, restrict our ability to, with certain exceptions:

•	incur indebtedness;

•	grant liens;

•	make certain payments;

•	change the nature of our business;

•	dispose of all or substantially all of our assets or enter into mergers, consolidations or similar transactions;

•	make investments, loans or advances;

•	pay cash dividends, unless certain conditions are met and are subject to a “basket” of $2.5 million per year available for payment of dividends on preferred stock; and

•	enter into transactions with affiliates.

The Restated Credit Agreement with our lenders also requires the Company to satisfy certain affirmative financial covenants, including maintaining:

•	an EBITDAX to interest ratio of not less than 2.5 to 1.0;

•
a debt to EBITDAX ratio of not more than (a) 4.5 to 1.0 for the fiscal quarters ending March 31, 2010, June 30, 2010, and September 30, 2010, and (b) 4.0 to 1.0 for each fiscal quarter ending thereafter; and

•
a ratio of consolidated current assets to consolidated current liability of not less than 1.0 to 1.0. We are also required to enter into certain commodity price hedging agreements pursuant to the terms of the credit facilities.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained or, if obtained, would be on terms acceptable to us.

Our obligations under our Senior Credit Facility are secured by substantially all of our assets, and any failure to meet our debt obligations would adversely affect our business and financial condition.

PRC Williston LLC, our majority-owned subsidiary, Sharon Resources, Inc. and Triad Hunter, LLC, our wholly-owned subsidiaries, and our indirect wholly-owned subsidiary, Eureka Hunter Pipeline, LLC, have each guaranteed the performance of all of our obligations under the Senior Credit Facility, and we have collateralized our obligations under the Senior Credit Facility through our grant of a first priority security interest in our ownership interest in PRC Williston, LLC, Sharon Resources, Inc., Triad Hunter LLC, Eureka Hunter Pipeline, LLC and substantially all of our oil and gas properties, subject only to certain permitted liens.

Our ability to meet debt obligations under the Senior Credit Facility will depend on the future performance of our properties, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. Our failure to service this debt could result in a default under the credit facilities, which could result in the loss of our ownership interest in PRC Williston, LLC, Sharon Resources, Inc., Triad Hunter LLC, Eureka Hunter Pipeline LLC and our oil and gas assets and otherwise materially adversely affect our business, financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

We may, from time to time, encounter difficulty in obtaining, or an increase in the cost of securing, drilling rigs, equipment and supplies. In addition, larger producers may be more likely to secure access to such equipment by offering more lucrative terms. If we are unable to acquire access to such resources, or can obtain access only at higher prices, our ability to convert our reserves into cash flow could be delayed and the cost of producing those reserves could increase significantly, which would adversely affect our financial condition and results of operations.

We depend on pipelines owned by others to transport and sell our natural gas production. Disruption of, capacity constraints in, or proximity to pipeline systems could limit sales of our natural gas.

In many instances, we transport our natural gas to market by utilizing pipelines owned by others. If pipelines do not exist near our producing wells, if pipeline capacity is limited or if pipeline capacity is unexpectedly curtailed or disrupted, we may have to reduce sales of our production of gas because we do not have facilities to store excess inventory. If this occurs, our revenues will be reduced, and our unit costs will also increase. In addition, if pipeline gas quality requirements change for a pipeline, we might be required to install additional processing equipment, which could increase our costs. If this should occur, the pipeline could curtail our gas flows until the gas delivered to their pipeline is in compliance.

New technologies may cause our current exploration and drilling methods to become obsolete.

The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations, and we may not have enough insurance to cover all of the risks that we may ultimately face.

We maintain insurance coverage against some, but not all, potential losses to protect against the risks we foresee. We do not carry business interruption insurance. We may elect not to carry certain types or amounts of insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, it is not possible to insure fully against pollution and environmental risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition and results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us. If a significant accident or other event occurs and is not fully covered by insurance, then that accident or other event could adversely affect our financial condition, results of operations and cash flows.

We have completed several recent acquisitions, and there is no assurance that we will be able to satisfy our contractual and financial obligations thereunder.

In mid-2009 we acquired Sharon Resources, Inc. in a stock acquisition and increased our ownership interest in the East Chalkley field in Louisiana. More significantly, in February 2010, we closed the Triad Energy Corporation acquisition and in doing so incurred certain significant contractual and financial obligations, including our commitments under the Senior Credit Facility and with respect to the Series B Preferred Stock issued to Triad and the non-convertible Series C Preferred  Stock that represented a portion of the acquisition financing, and other contractual obligations with respect to the ongoing operations of Triad.

Although we have consummated the Triad transaction, there is no assurance we will be able to have sufficient equity capital or borrowing capacity to operate the acquired assets post-closing. There is also no assurance that we can successfully assimilate Triad’s properties, operations and personnel into our organization.

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to make an investment decision.

In July 2005, we acquired our initial exploratory drilling prospects, and in November 2005 we commenced drilling activities. In December 2005, we commenced production from our first oil and gas prospects, and in February 2006 we received our first revenues from oil and gas production. In February 2007 we acquired a 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota at which point we began to receive revenue from associated oil and gas production. Since that time, we have expanded secondary recovery operations in the Williston Basin properties in anticipation of drilling additional producing wells in the future. Beginning in 2007 to present, we have actively participated with Approach Resources Corporation in the drilling of approximately 100 wells located in Crockett County, Texas. Beginning in the last quarter 2008, we participated with Goodrich Petroleum Corporation in five successful wells located in Nacogdoches County, Texas. On September 30, 2009, we acquired Sharon Resources, Inc., a wholly-owned subsidiary of Calgary based Sharon Energy Ltd., bringing an inventory of drilling projects in addition to three exploration and evaluation professionals. In addition, on September 14, 2009, we entered into a Purchase and Sale Agreement with Centurion to acquire for $1.7 million all of Centurion’s ownership interest in the East Chalkley Unit in Cameron Parish, Louisiana. This property acquisition was completed on October 15, 2009 and is operated by our Company. Our Triad acquisition closed on February 12, 2010, and as a result, there is limited information upon which to assess our ability to operate successfully the acquired assets. Accordingly, there is little operating history upon which to judge our business strategy, our management team or our current operations.

We have a history of losses and cannot assure you that we will be profitable in the foreseeable future.

Since we entered the oil and gas business in April 2005, through December 31, 2009, we have incurred a cumulative net loss from operations of $27.3 million. If we fail to generate profits from our operations, we will not be able to sustain our business. We may never report profitable operations or generate sufficient revenue to maintain our company as a going concern.

The acquisition and integration of the Triad operating interests and other assets may divert management from other important business activities. This diversion, together with other difficulties in integrating Triad’s business and properties, may have a material adverse effect on our business, financial condition and results of operations.

The difficulties and demands of integrating Triad’s assets and businesses into our Company may divert management attention from other important business activities. In addition to entering into new business activities, as a result of the Triad acquisition, we now operate in new geographic markets and are subject to additional and unfamiliar legal and regulatory requirements. Compliance with such regulatory requirements may impose substantial additional obligations on us and our management, cause us to expend additional time and resources in compliance activities and increase our exposure to penalties or fines for non-compliance with such additional legal requirements. The demands of integrating an acquired business could have a material adverse effect on our business, financial condition and results of operations.

We have limited management and staff and will be dependent upon partnering arrangements.

Prior to the Triad acquisition, we had 18 employees, including our nine officers. As a result of the Triad acquisition the Company and its affiliates, including Triad Hunter LLC, had approximately 140 total employees as of June 21, 2010. Despite this increase in employment, we expect that we will continue to require the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. We will also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and prospect leasing. Our dependence on third party consultants and service providers creates a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to us as and when needed; and

•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price will be materially adversely affected.

Our business may suffer if we lose key personnel.

Our operations depend on the continuing efforts of our executive officers and senior management. Our business or prospects could be adversely affected if any of these persons does not continue in their management role with us and we are unable to attract and retain qualified replacements. Additionally, we do not carry key person insurance for any of our executive officers or senior management.

We are subject to complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

The exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, and local laws and regulations. Such regulation includes requirements for permits to drill and to conduct other operations and for provision of financial assurances (such as bonds) covering drilling and well operations. Other activities subject to regulation are:

•	the location and spacing of wells;

•	the unitization and pooling of properties;

•	the method of drilling and completing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells;

•	the disposal of fluids used or other wastes generated in connection with our drilling operations;

•	the marketing, transportation and reporting of production; and

•	the valuation and payment of royalties.

Under these laws, we could be subject to claims for personal injury or property damages, including natural resource damages, which may result from the impact of our operations. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs of compliance. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition and results of operations.

We must obtain governmental permits and approvals for our drilling operations, which can be a costly and time consuming process, which may result in delays and restrictions on our operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of our exploration or production operations. For example, we are often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that proposed exploration for or production of natural gas or oil may have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our operations or to do so profitably.

Our operations expose us to substantial costs and liabilities with respect to environmental matters.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations governing the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with our drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations or injunctive relief. Under existing environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether the release resulted from our operations, or our operations were in compliance with all applicable laws at the time they were performed. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our competitive position, financial condition and results of operations.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is an important and commonly used process in the completion of unconventional oil and natural gas wells in shale formations. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate production. Sponsors of two companion bills, which are currently pending in the House Energy and Commerce Committee and the Senate Committee on Environment and Public Works Committee have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult and more expensive to complete new wells in shale formations and increase our costs of compliance and doing business.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil, natural gas and NGLs that we produce.

A variety of regulatory developments, proposals or requirements and legislative initiatives have been introduced in the United States that are focused on restricting the emission of carbon dioxide, methane and other greenhouse gases. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, or ACESA, which would establish an economy-wide cap-and-trade program to reduce emissions of greenhouse gases in the United States, including carbon dioxide and methane. The U.S. Senate has begun work on its own legislation for controlling and reducing greenhouse gas emissions in the United States. Although it is not possible at this time to predict whether or when the Senate may act on climate change legislation, how any bill passed by the Senate would be reconciled with ACESA, or how federal legislation may be reconciled with state and regional requirements, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil, natural gas and NGLs that we produce.

In 2007, the U.S. Supreme Court held in Massachusetts, et al. v. EPA that greenhouse gas emissions may be regulated as an "air pollutant" under the federal Clean Air Act. On December 15, 2009, the U.S. Environmental Protection Agency, or EPA, officially published its findings that emissions of carbon dioxide, methane and other "greenhouse gases" present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act.  Since December 2009, the EPA has issued regulations that, among other things, require a reduction in emissions of greenhouse gases from motor vehicles and that impose greenhouse gas emission limitations in Clean Air Act permits for certain stationary sources.  In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010.

Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Any additional costs or operating restrictions associated with legislation or regulations regarding greenhouse gas emissions could have a material adverse effect on our business, financial condition and results of operation. In addition, these developments could curtail the demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect demand for our products and services, which may in turn adversely affect our future results of operations.

The adoption of derivatives legislation by Congress and related regulations could have an adverse impact on our ability to hedge risks associated with our business.

The U.S. Congress is currently considering legislation to increase the regulatory oversight of the over-the-counter derivatives markets in order to promote more transparency in those markets, and impose restrictions on certain derivatives transactions, which could affect the use of derivatives in hedging transactions. ACESA contains provisions that would prohibit private energy commodity derivative and hedging transactions. ACESA would expand the power of the Commodity Futures Trading Commission (CFTC) to regulate derivative transactions related to energy commodities, including oil and natural gas, and to mandate clearance of such derivative contracts through registered derivative clearing organizations. Under ACESA, the CFTC’s expanded authority over energy derivatives would terminate upon the adoption of general legislation covering derivative regulatory reform. The Chairman of the CFTC has announced that the CFTC intends to conduct hearings to determine whether to set limits on trading and positions in commodities with finite supply, particularly energy commodities, such as crude oil, natural gas and other energy products. The CFTC also is evaluating whether position limits should be applied consistently across all markets and participants. In addition, the Treasury Department recently has indicated that it intends to propose legislation to subject all OTC derivative dealers and all other major OTC derivative market participants to substantial supervision and regulation, including by imposing conservative capital and margin requirements and strong business conduct standards. Derivative contracts that are not cleared through central clearinghouses and exchanges may be subject to substantially higher capital and margin requirements. Although it is not possible at this time to predict whether or when Congress may act on derivatives legislation or how any climate change bill approved by the Senate would be reconciled with ACESA, any new laws or regulations in this area may result in increased costs and cash collateral requirements for the types of oil and gas derivative instruments we use to hedge and otherwise manage our financial risks related to swings in oil and gas commodity prices. Additionally, state officials and environmental agencies are also investigating whether fracturing causes water contamination.  For example, New York State's Department of Environmental Conservation is preparing an environmental impact statement to assess environmental issues unique to fracturing the Marcellus shale and other low-permeability reservoirs. Any legislative changes may impose additional restrictions on our trading and commodity positions, and could have an adverse effect on our ability to hedge risks associated with our business and on the cost of our hedging activity.

  Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

We operate in a highly competitive environment for acquiring properties, exploiting mineral leases, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our bylaws.  The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

Our amended certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share.  As of June 21, 2010, there are 68,494,901 shares of our common stock issued and outstanding.  Each share of our common stock entitles its holder of record to one vote on all matters to be voted on by the stockholders.  All matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, voting as a single class.  Except as otherwise provided by law or in our amended certificate of incorporation, and subject to voting rights granted to holders of outstanding preferred stock and the power of our board of directors to amend our bylaws, amendments to our amended and restated certificate of incorporation and our bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class.  Holders of our common stock are not entitled to cumulate their votes in the election of directors.  Each of our directors will be elected annually by our stockholders voting as a single class.  Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion.  There are no redemption or sinking fund provisions applicable to our common stock.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors.  Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share pro-rata in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock.  All shares of our common stock currently outstanding are fully paid and non-assessable.

Preferred Stock

Our amended certificate of incorporation authorizes 10,000,000 shares of preferred stock, par value $0.01 per share.  Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by our stockholders (unless such action is required by applicable law or listing rules of an applicable securities exchange or quotation system), to designate and issue our preferred stock in one or more series and to establish the designations, powers, preferences and relative participating, optional or other rights of such series, which may be greater than the rights of our common stock.

Series A Convertible Preferred Stock.  Our board has designated 3,000,000 of the preferred shares as Series A Convertible Preferred Stock (“Series A Preferred Stock”). As of June 21, 2010, there are no shares of Series A Preferred Stock outstanding.

Series B Redeemable Convertible Preferred Stock. Our board has designated 5,000,000 of the preferred shares as Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”). As of June 21, 2010, there are no shares of Series B Preferred Stock outstanding.

Series C Cumulative Perpetual Preferred Stock. Our board has designated 750,000 of the preferred shares as Series C Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”). As of June 21, 2010, there are 552,769 shares of Series C Preferred Stock outstanding.

Our board of directors generally has to designate and issue our preferred stock in one or more series.  It is not possible to state the actual effect of the issuance of any additional series of shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of such preferred stock.

Transfer Agent and Registrar

The transfer agent for our common stock is Nevada Agency and Transfer Company and the registrar for our common stock is Securities Transfer Corporation.

Listing

Our common and Series C Preferred Stock shares are listed on the NYSE Amex, respectively, under the symbols “MHR” and “MHR-PC.”

Outstanding Warrants

As of June 21, 2010 there were warrants outstanding to purchase approximately 2.4 million shares of our common stock, of which 1,005,800 have an exercise price of $2.00 per share and are set to expire on November 21, 2010, 376,222 have an exercise price of $2.50 and are set to expire on November 5, 2012 and 1,038,312 have an exercise price of $3.00 per share and are set to expire on March 10, 2011.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference herein contain forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus, including but not limited to, statements regarding our future financial position, business strategy, anticipated trends and developments in the markets in which we operate, budgets, projected costs, capital expenditures, savings and plans, competition and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled “Risk Factors” above and elsewhere in this prospectus and the documents we have incorporated by reference. You are cautioned not to place undue reliance on such statements.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC.  Certain information in the registration statement has been omitted from this prospectus supplement in accordance with the SEC’s rules and regulations.  You should review the information and exhibits in the registration statement for further information about us and the securities we are offering.  Statements in this prospectus supplement or the accompanying prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings.  You should review the complete document to evaluate these statements.

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC.   Such reports, proxy statements and other information filed by us are available to the public free of charge at http://www.sec.gov.  Copies of certain information filed by us with the SEC are also available on our website at www.MagnumHunterResources.com.  You may also read and copy any document we file at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC's Internet website at www.sec.gov . Our internet address is www.MagnumHunterResources.com.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement.  The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement until the termination of the offering of the common stock covered by this prospectus supplement (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement.):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, as amended;
•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010;
•
our Current Reports on Form 8-K filed on January 6, 2010, January 28, 2010, February 16, 2010, as amended on April 30, 2010, February 19, 2010, March 15, 2010, May 19, 2010, June 17, 2010, and June 23, 2010;

•	the description of our common stock in our Registration Statement on Form S-3, filed on September 16, 2009, including any amendment or reports filed for the purpose of updating this description; and
•	all filings we make with the SEC pursuant to the Exchange Act after the date of this prospectus supplement and before termination of this offering.

You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website.

In addition, we will furnish without charge to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus supplement or the accompanying prospectus or into such documents).  Such requests may be directed to Corporate Secretary, Magnum Hunter Resources Corporation, 777 Post Oak Blvd., Suite 910, Houston, TX 77056 or call (832) 369-6986.

In accordance with Section 412 of the Exchange Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

USE OF PROCEEDS

Unless we inform you otherwise in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities offered by us under this prospectus supplement for capital expenditures, working capital, acquisitions, repayment or refinancing of indebtedness (including repayment of amounts owed under our Restated Credit Agreement), investments in our subsidiaries, or general corporate purposes. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

PLAN OF DISTRIBUTION

Sales Agreement with MLV

We have entered into a sales agreement with MLV pursuant to which we may issue and sell up to 10,000,000 shares of common stock from time to time through MLV, as our non-exclusive sales manager.  The form of the sales agreement is an exhibit to the Current Report on Form 8-K filed by us with the SEC on June 23, 2010 and is incorporated by reference into this prospectus.  The sales, if any, of common stock made under the sales agreement will be made in privately negotiated transactions or in any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices including sales made directly on the NYSE Amex, or sales made through a market maker other than on an exchange.  MLV will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between MLV and us.

MLV will sell the shares of common stock subject to the sales agreement from time to time as agreed upon by us and MLV.  Each time we wish to issue and sell shares of common stock, we will notify MLV of the proposed terms of the placement.  Subject to the terms and conditions of the sales agreement, including agreement by MLV of the terms of the placement, MLV will use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell all of the designated shares of common stock.  We may instruct MLV not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. MLV will not be obligated to attempt to sell shares if the market price is below the designated price.  We or MLV may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

The compensation to MLV for sales of common stock will equal an amount ranging from 2% to 5% of the gross proceeds from the sale of common stock.   The remaining sales proceeds, after deducting offering expenses and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the shares.

Settlement for sales of common stock will occur on the third business day following the date on which any sales are made in return for payment of the net proceeds to us.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of common stock on our behalf, MLV is an “underwriter” within the meaning of the Securities Act, and compensation to MLV constitutes underwriting commissions.  We have agreed to provide indemnification and contribution to MLV against certain civil liabilities, including liabilities under the Securities Act.  MLV may engage in transactions with, or perform services for, us in the ordinary course of business.

The offering of common stock in accordance with the sales agreement will terminate upon the earlier of:

•	the sale of all shares of common stock subject to the sales agreement; or

•	the termination of the sales agreement.

The sales agreement may be terminated by us or MLV at any time upon 10-days’ prior written notice.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

General

Our amended certificate of incorporation limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws; Inapplicability of Section 203 of the Delaware General Corporation Law

Some provisions of our amended certificate of incorporation and our bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interest.  The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval.  These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.  In addition, our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers.  If applicable, the statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.  In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder by acquiring such 15% ownership, subject to certain exceptions.  We have not opted out of Section 203 with an express provision in our original certificate of incorporation.

Limitation on Liability and Indemnification Matters

Our amended certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law.  The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.  Exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors.  In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by our Senior Vice President and General Counsel, Mr. Paul Johnston, Esquire, Houston, Texas. MLV is being represented in connection with this offering by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The financial statements of Magnum Hunter Resources Corporation incorporated into this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2009, as amended,  have been audited by Hein & Associates LLP and  Malone & Bailey, LLP, each an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for us included or incorporated by reference herein were based upon engineering reports prepared by Cawley, Gillespie & Associates, Inc. and DeGolyer and MacNaughton, each independent petroleum consultants.  These estimates are included or incorporated by reference herein in reliance on the authority of such firms as experts in such matters.

10,000,000 SHARES OF COMMON STOCK

MAGNUM HUNTER RESOURCES CORPORATION

 PROSPECTUS SUPPLEMENT

JUNE 23, 2010

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement and the date of the accompanying prospectus. We are not making an offer of these securities in any state where the offer is not permitted.